Exhibit 12.1

Endologix, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands)

	Quarter Ended	Fiscal Years Ended December 31,
	31-Mar-12	2011	2010	2009	2008	2007
EARNINGS:
Loss before income taxes	($16,129)	($28,816)	($4,384)	($2,413)	($11,992)	($15,075)
Plus: Fixed charges (see below)	$7	$32	$16	$192	$106	$29

Total earnings/(loss) to cover fixed charges	($16,122)	($28,784)	($4,368)	($2,221)	($11,886)	($15,046)

FIXED CHARGES:
Interest expense	$7	$32	$16	$192	$106	$0
Interest portion of rental expense	$0	$0	$0	$0	$0	$29

Total Fixed charges	$7	$32	$16	$192	$106	$29
Preferred stock dividends	$0	$0	$0	$0	$0	$0

Combined fixed charges and preferred stock dividends	$7	$32	$16	$192	$106	$29
RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	—	—	—
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	—	—	—	—	—	—
DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES	($16,129)	($28,816)	($4,384)	($2,413)	($11,992)	($15,075)

DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	($16,129)	($28,816)	($4,384)	($2,413)	($11,992)	($15,075)